Exhibit 99.2

Aeterna Zentaris Inc.

Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended
December 31, 2016, 2015 and 2014
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014

(2)

Independent Auditor's Report

To the Shareholders of
Aeterna Zentaris Inc.

We have audited the accompanying consolidated financial statements of Aeterna Zentaris Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of changes in shareholders' equity, comprehensive loss and cash flows for each of the three years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aeterna Zentaris Inc. and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, Aeterna Zentaris Inc. and its subsidiaries have suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about their ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Quebec, Quebec, Canada
March 15, 2017

1 CPA auditor, CA, public accountancy permit No. A121191

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Aeterna Zentaris Inc.
Consolidated Statements of Financial Position
(in thousands of US dollars)

	December 31, 2016	December 31, 2015
	$	$
ASSETS
Current Assets
Cash and cash equivalents (note 6)	21,999	41,450
Trade and other receivables (note 7)	365	598
Prepaid expenses and other current assets	379	346
	22,743	42,394
Restricted cash equivalents	496	255
Property, plant and equipment (note 8)	204	256
Identifiable intangible assets (note 9)	70	237
Other non-current assets	593	520
Goodwill (note 10)	7,553	7,836
	31,659	51,498
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 11)	3,745	4,172
Provision for restructuring costs (note 12)	33	598
Current portion of deferred revenues (note 5)	426	244
Current portion of warrant liability (note 13)	—	1,411
	4,204	6,425
Deferred revenues (note 5)	474	487
Warrant liability (note 13)	6,854	9,480
Employee future benefits (note 17)	13,414	12,656
Provisions and non-current liabilities (note 14)	501	835
	25,447	29,883
SHAREHOLDERS' EQUITY
Share capital (note 15)	213,980	204,596
Other capital	88,590	87,508
Deficit	(298,059)	(271,621)
Accumulated other comprehensive income	1,701	1,132
	6,212	21,615
	31,659	51,498
Going concern (note 1)
Commitments and contingencies (note 24)
Subsequent events (note 25)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2016, 2015 and 2014
(in thousands of US dollars, except share data)

	Common shares (number of) [1,2]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$	$
Balance - January 1, 2016	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615
Net loss	—	—	—	—	(24,959)	—	(24,959)
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	569	569
Actuarial loss on defined benefit plans (note 17)	—	—	—	—	(1,479)	—	(1,479)
Comprehensive loss	—	—	—	—	(26,438)	569	(25,869)
Share issuances in connection with a public offering (note 15)	1,150,000	3,377	—	—	—	—	3,377
Pre-funded warrant issuances in connection with a public offering (note 15)	—	—	2,789	—	—	—	2,789
Share issuances pursuant to the exercise of pre-funded warrants (note 15)	950,000	2,789	(2,789)	—	—	—	—
Share issuances in connection with "At-the-Market" drawdowns (note 15)	889,298	3,218	—	—	—	—	3,218
Share-based compensation costs	—	—	—	1,082	—	—	1,082
Balance - December 31, 2016	12,917,995	213,980	—	88,590	(298,059)	1,701	6,212
_________________________

[1]	Issued and paid in full.

[2]	Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (note 1 - Summary of business, going concern, reporting entity and basis of preparation and note 15 - Share capital).

The accompanying notes are an integral part of these consolidated financial statements

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Aeterna Zentaris Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2016, 2015 and 2014
(in thousands of US dollars, except share data)

	Common shares (number of) [1,2]	Share capital	Pre-funded warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2015	655,091	150,544	—	86,639	(222,322)	(377)	14,484
Net loss	—	—	—	—	(50,143)	—	(50,143)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	1,509	1,509
Actuarial gain on defined benefit plan (note 17)	—	—	—	—	844	—	844
Comprehensive loss	—	—	—	—	(49,299)	1,509	(47,790)
Share issuances in connection with public offerings (note 15)	3,250,481	14,322	—	—	—	—	14,322
Pre-funded warrant issuances in connection with a public offering (note 15)	—	—	8,653	—	—	—	8,653
Share issuances pursuant to the exercise of pre-funded warrants (note 15)	346,294	8,653	(8,653)	—	—	—	—
Share issuances pursuant to the exercise of warrants (other than pre-funded warrants) (notes 13 and 15)	5,676,831	31,077	—	—	—	—	31,077
Share-based compensation costs		—	—	869	—	—	869
Balance - December 31, 2015	9,928,697	204,596	—	87,508	(271,621)	1,132	21,615

	Common shares (number of) [1,2]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2014	453,120	134,101	86,107	(203,925)	781	17,064
Net loss	—	—	—	(16,564)	—	(16,564)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(1,158)	(1,158)
Actuarial loss on defined benefit plans (note 17)	—	—	—	(1,833)	—	(1,833)
Comprehensive loss	—	—	—	(18,397)	(1,158)	(19,555)
Share issuances in connection with a public offering (note 15)	110,000	4,340	—	—	—	4,340
Share issuances in connection with "At-the-Market" drawdowns (note 15)	91,971	12,103	—	—	—	12,103
Share-based compensation costs	—	—	532	—	—	532
Balance - December 31, 2014	655,091	150,544	86,639	(222,322)	(377)	14,484
_________________________

[1]	Issued and paid in full.

[2]	Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 - Summary of business, going concern, reporting entity and basis of preparation and note 15 - Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2016, 2015 and 2014
(in thousands of US dollars, except share and per share data)

	Years Ended December 31,
	2016	2015	2014
	$	$	$
Revenues
Sales commission and other	414	297	—
License fees	497	248	11
	911	545	11
Operating expenses (note 16)
Research and development costs	16,495	17,234	23,716
General and administrative expenses	7,147	11,308	9,840
Selling expenses	6,745	6,887	3,850
	30,387	35,429	37,406
Loss from operations	(29,476)	(34,884)	(37,395)
(Loss) gain due to changes in foreign currency exchange rates	(70)	(1,767)	1,879
Change in fair value of warrant liability (note 13)	4,437	(10,956)	18,272
Warrant exercise inducement fee (note 13)	—	(2,926)	—
Other finance income	150	305	168
Net finance (costs) income	4,517	(15,344)	20,319
Loss before income taxes	(24,959)	(50,228)	(17,076)
Income tax expense (note 19)	—	—	(111)
Net loss from continuing operations	(24,959)	(50,228)	(17,187)
Net income from discontinued operations	—	85	623
Net loss	(24,959)	(50,143)	(16,564)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	569	1,509	(1,158)
Items that will not be reclassified to profit or loss:
Actuarial (loss) gain on defined benefit plans	(1,479)	844	(1,833)
Comprehensive loss	(25,869)	(47,790)	(19,555)
Net loss per share (basic and diluted) from continuing operations (note 23)¹	(2.41)	(18.17)	(29.12)
Net income per share (basic and diluted) from discontinued operations (note 23)¹	—	0.03	1.06
Net loss per share (basic and diluted) (note 23)¹	(2.41)	(18.14)	(28.06)
Weighted average number of shares outstanding (notes 15 and 23):¹
Basic	10,348,879	2,763,603	590,247
Diluted	10,665,149	3,424,336	590,247
_________________________
1 Adjusted to reflect the November 17, 2015 100-to-1 Share Consolidation (see note 1 - Summary of business, going concern, reporting entity and basis of preparation; and note 15 - Share capital).

The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(in thousands of US dollars)

	Years Ended December 31,
	2016	2015	2014
	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(24,959)	(50,228)	(17,187)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 13)	(4,437)	10,956	(18,272)
Provision for restructuring costs (note 12)	(8)	932	2,489
Depreciation, amortization and impairment (notes 8 and 9)	280	341	878
Share-based compensation costs (note 15)	1,082	919	497
Employee future benefits (note 17)	382	351	605
Amortization of deferred revenues (note 5)	(345)	(248)	—
Foreign exchange loss (gain) on items denominated in foreign currencies	87	1,581	(1,164)
Gain on disposal of property, plant and equipment	(1)	(264)	(66)
Amortization of prepaid expenses and other non-cash items	(83)	154	2,640
Gain associated with the extinguishment of warrant liability (note 15)	—	(162)	—
Transaction cost allocated to warrants issued (note 15)	56	2,208	666
Series B Warrant exercise inducement fee (note 13)	—	2,926	—
Changes in operating assets and liabilities (note 18)	(1,064)	(3,395)	(1,873)
Net cash provided by (used in) operating activities of discontinued operations	—	85	(295)
Net cash used in operating activities	(29,010)	(33,844)	(31,082)
Cash flows from financing activities
Proceeds from issuances of common shares, warrants,(including pre-funded warrants), net of cash transaction costs of $1,107 in 2016, $4,223 in 2015 and $1,348 in 2014 (note 15)	9,924	49,427	24,358
Series B Warrant exercise inducement fee (note 13)	—	(2,926)	—
Payment pursuant to warrant amendment agreements (note 15)	—	(5,703)	—
Net cash provided by financing activities	9,924	40,798	24,358
Cash flows from investing activities
Purchase of property, plant and equipment (note 8)	(66)	(26)	(127)
Disposals of property, plant and equipment (note 8)	2	505	66
(Increase) decrease in restricted cash equivalents	(250)	434	—
Net cash (used in) provided by investing activities	(314)	913	(61)
Effect of exchange rate changes on cash and cash equivalents	(51)	(1,348)	(1,486)
Net change in cash and cash equivalents	(19,451)	6,519	(8,271)
Cash and cash equivalents – Beginning of the year	41,450	34,931	43,202
Cash and cash equivalents – End of the year	21,999	41,450	34,931
The accompanying notes are an integral part of these consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1 Summary of business, going concern, reporting entity and basis of preparation
Summary of Business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women's health.
Going Concern
These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Since the Company’s inception, the Company’s operations have been financed through the sale of shares and warrants, revenue from license agreements and commissions, interest income on funds available for investment, government grants and tax credits and other non-dilutive financing sources. For the twelve months ended December 31, 2016, the Company did not generate any meaningful revenues from operations, and the Company has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $298,059,000 as at December 31, 2016.
The ability of the Company to continue operating as a going concern is dependent upon raising additional financing through equity and non-dilutive sources of funding, including partnerships and licensing arrangements. There can be no assurance that the Company will have sufficient capital to fund its ongoing operations, or to develop or commercialize any products without future financings. The foregoing factors indicate the existence of a material uncertainty that may cast substantial doubt as to the Company’s continued ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. There can be no assurance that additional financing will be available on acceptable terms or at all. If the Company is unable to obtain additional financing when required, the Company may have to substantially reduce or eliminate planned expenditures or the Company may be unable to continue operations. The Company’s ultimate success, its ability to raise additional financing, whether through equity, debt or other sources of funding and, consequently, to continue as a going concern, is also dependent upon at least one of the two internally developed compounds obtaining positive results in their Phase 3 studies.
These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and discharge its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
Reporting entity
The accompanying consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly owned subsidiaries (collectively referred to as the "Group"). Aeterna Zentaris Inc. is the ultimate parent company of the Group.
The Company currently has three wholly owned direct and indirect subsidiaries, Aeterna Zentaris GmbH ("AEZS Germany"), based in Frankfurt, Germany, Zentaris IVF GmbH, a wholly owned subsidiary of AEZS Germany, based in Frankfurt, Germany, and Aeterna Zentaris, Inc., an entity incorporated in the state of Delaware and with offices in Summerville, South Carolina, in the United States.
The registered office of the Company is located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec H3B 1R1, Canada.
The Company's common shares are listed on both the Toronto Stock Exchange (the "TSX") and on the NASDAQ Capital Market (the "NASDAQ").

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Basis of presentation
(a) Statement of compliance
These consolidated financial statements as at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accounting policies adopted in these consolidated financial statements are consistent with those of the previous financial year and previous quarter.

These consolidated financial statements were approved by the Company's Board of Directors on March 15, 2017.

The accompanying consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability, which is measured at fair value.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management's judgment in applying the Company's accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company's consolidated financial statements are discussed in note 3 - Critical accounting estimates and judgments.
(b) Principles of consolidation
These consolidated financial statements include any entity in which the Company directly or indirectly holds more than 50% of the voting rights or over which the Company exercises control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. An entity is included in the consolidation from the date that control is transferred to the Company, while any entities that are sold are excluded from the consolidation from the date that control ceases. All inter-company balances and transactions are eliminated on consolidation.
(c) Foreign currency
Items included in the financial statements of the Group's entities are measured using the currency of the primary economic environment in which the entities operate (the "functional currency"). On January 1, 2015, the Company and its US subsidiary, Aeterna Zentaris, Inc., changed their functional currency from the Euro ("EUR") to the US dollar, given that changes to underlying transactions, events and conditions indicated that the US dollar more appropriately reflects the primary economic environment in which these entities operate. This change in functional currency was accounted for prospectively. The functional currency of the German subsidiaries remains the EUR.
Assets and liabilities of the German subsidiaries are translated from EUR balances at the period-end exchange rates, and the results of operations are translated from EUR amounts at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders' equity.
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the underlying transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the consolidated statement of comprehensive loss.
Foreign exchange gains and losses that relate to cash and cash equivalents are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(d) Share consolidation (reverse stock split)
On November 17, 2015, the Company effected a consolidation of its issued and outstanding common shares on a 100-to-1 basis (the "Share Consolidation"). The Share Consolidation affected all shareholders, option holders and warrant holders uniformly and thus did not materially affect any security holder's percentage of ownership interest. All references in these consolidated financial statements to common shares, options and share purchase warrants have been retroactively adjusted to reflect the Share Consolidation.
2 Summary of significant accounting policies
The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by all Group entities.
Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term interest-bearing deposits, such as money market accounts, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity of three months or less from the date of acquisition.
Restricted cash equivalents
Restricted cash equivalents are comprised of bank deposits, related to a guarantee for long-term operating leases obligation and for a corporate credit card program that cannot be used for current purposes.
Property, plant and equipment and depreciation
Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period
Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term
Depreciation expense, which is recorded in the consolidated statement of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying items of property, plant and equipment relate.
Identifiable intangible assets and amortization
Identifiable intangible assets with finite useful lives consist of in-process R&D acquired in business combinations, patents and trademarks. In-process R&D acquired in business combinations is recognized at fair value at the acquisition date. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization. Identifiable intangible assets with finite useful lives are amortized, from the time at which the assets are available for use, on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process R&D and patents and ten years for trademarks. Amortization expense, which is recorded in the consolidated statement of comprehensive loss, is allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate.
Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash-generating unit ("CGU") or group of CGUs that are expected to benefit from the related business combination.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Impairment of assets
Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset's recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or CGU. In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are allocated to the appropriate functional expense categories to which the underlying identifiable intangible assets relate, and are recorded in the consolidated statement of comprehensive loss.
Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset's recoverable amount. However, an asset's carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.
Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.
Share purchase warrants
Share purchase warrants are classified as liabilities when the Company does not have the unconditional right to avoid delivering cash to the holders in the future. Each of the Company's share purchase warrants contains a written put option, arising upon the occurrence of a Fundamental Transaction, as that term is defined in the share purchase warrants, including a change of control. As a result of the existence of these put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a financial liability, since such contingency could ultimately result in the transfer of assets by the Company.
The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.
The warrant liability is classified as non-current, unless the underlying share purchase warrants are about to expire or be settled within 12 months from the end of a given reporting period.
Employee benefits
Salaries and other short-term benefits
Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Post-employment benefits
The Company's subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on a quarterly basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.
The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other, net of tax, and simultaneously reclassified in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive loss in subsequent periods.
For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive loss as incurred–namely, over the period that the related employee service is rendered.
Termination benefits
Termination benefits are recognized in the consolidated statement of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan to terminate employment earlier than originally expected. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.
Financial instruments
The Company classifies its financial instruments in the following categories: "Financial assets at fair value through profit or loss ("FVTPL"); "Loans and receivables"; "Financial liabilities at "FVTPL"; and "Other financial liabilities".
Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
(a) Classification
Financial assets at fair value through profit or loss
Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.
As at December 31, 2016 and 2015, the Company held no assets classified as financial assets at FVTPL.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.
The Company's loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash equivalents.

(13)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.
Financial liabilities at FVTPL are currently comprised of the Company's warrant liability.
Other financial liabilities
Other financial liabilities include trade accounts payable and accrued liabilities, provision for restructuring and other non-current liabilities.
(b) Recognition and measurement
Financial assets at fair value through profit or loss
Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Financial assets at FVTPL are derecognized when the right to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership. Gains and losses arising from changes in the fair value of financial assets at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.
Loans and receivables
Loans and receivables are recognized on the settlement date and are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
Financial liabilities at fair value through profit or loss
Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive loss in the period in which they arise.
Other financial liabilities
Financial instruments classified as "Other financial liabilities" are measured initially at fair value and subsequently at amortized cost using the effective interest rate method.
(c) Impairment
Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset's carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset's original effective interest rate.
Impairment charges related to financial assets carried at amortized cost are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

(14)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Share capital
Common shares are classified as equity. Incremental costs that are directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
Where offerings result in the issuance of units (where each unit is comprised of a common share of the Company and a share purchase warrant, exercisable in order to purchase a common share or fraction thereof), proceeds received in connection with those offerings are allocated between Share capital and Share purchase warrants based on the residual method. Proceeds are allocated to warrant liability based on the fair value of the share purchase warrants, and the residual amount of proceeds is allocated to Share capital. Transaction costs in connection with such offerings are allocated to the liability and equity unit components in proportion to the allocation of proceeds.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, such as organizational restructuring, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.
Provisions are made for any contracts which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.
Revenue recognition
Licensing revenues and multiple element arrangements
The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with partners and licensees. Existing licensing agreements usually involve one-time payments (upfront payments), payments for R&D services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.
Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit's fair value, and the applicable revenue recognition criteria are applied to each of the separate units.
License fees representing non-refundable payments received at the time of executing the license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations under a multiple element arrangement and collectibility of the fees is probable. When there are future performance obligations under a multiple element arrangement, upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.
Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.

(15)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Sales Commission

Revenues from sales commission are recognized when all the following conditions are satisfied:

i.	the service is provided;

ii.	the amount of revenue can be measured reliably; and

iii.	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company is responsible for promoting some products. Therefore, there is no continuing involvement following the patient starting the treatment and buying the products.
Share-based compensation costs
The Company operates an equity-settled share-based compensation plan under which the Company receives services from directors, senior executives, employees and other collaborators as consideration for equity instruments of the Company.
The Company accounts for all forms of share-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.
Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the share-based compensation is transferred to Share Capital upon the issuance of shares.
Current and deferred income tax
Income tax on profit or loss comprises current and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive (loss) income or directly in equity is also recognized directly in other comprehensive (loss) income or directly in equity. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The current income tax charge is calculated in accordance with tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the Company's subsidiaries operate and generate taxable income.
Deferred income tax is recognized on temporary differences (other than, where applicable, temporary differences associated with unremitted earnings from foreign subsidiaries and associates to the extent that the investment is essentially permanent in duration, and temporary differences associated with the initial recognition of goodwill) arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and on unused tax losses or R&D non-refundable tax credits in the Group. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred, except for those that meet generally accepted criteria for deferral, in which case the costs are capitalized and amortized to operations over the estimated period of benefit. No development costs have been capitalized during any of the periods presented.
Discontinued operations
A discontinued operation is a component of the Company that has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations and/or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon the earlier of the disposal of the operation (or disposal group) or the date at which the operation meets the criteria for classification as held for sale. When an operation is classified as discontinued, comparative statements of comprehensive loss and cash flows are presented as if the operations had been discontinued at the beginning of the earliest comparative period presented.
Net (loss) income per share
Basic net (loss) income per share is calculated using the weighted average number of common shares outstanding during the year.
Diluted net (loss) income per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net (loss) income per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.
3 Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
(a) Critical accounting estimates and assumptions
Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
The following discusses the most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements.
Fair value of the warrant liability and stock options
Determining the fair value of the warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's future operating results, liabilities or other components of shareholders' equity. Fair value assumptions used are described in note 13 - Warrant liability and 15 - Share capital.

(17)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Goodwill impairment
The annual impairment assessment related to goodwill requires to estimate the recoverable amount, which has been determined using fair value less costs of disposal. This evaluation is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to relevant industry-specific market analyses and potential costs to dispose. The Company also concluded that there was only one CGU as management monitors goodwill on an overall entity basis. Future events, including a significant reduction in the Company's share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company's future results due to increased impairment charges.
Employee future benefits
The determination of expenses and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions. Additional information is included in note 17 - Employee future benefits.
Income taxes
The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities' ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company's products. To the extent that management's assessment of any Group entity's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. Additional information is included in note 19 - Income taxes.
(b) Critical judgments in applying the Company's accounting policies
Revenue recognition
Management's assessments related to the recognition of revenues related to arrangements containing multiple elements are based on judgment. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon the assessment of the Company's continuing involvement in the arrangement, the benefits expected to be derived by the customer and, where applicable, expected patent lives. Additional information is included in note 5 - Deferred revenues related to licensing arrangements and co-development agreement.
4 Recent accounting pronouncements
Not yet adopted
In January 2016, the IASB issued amendments to IAS 12, Income taxes to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from January 1, 2017. The Company is currently assessing the impact, if any, which these amendments may have on the Company’s consolidated financial statements.

(18)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In January 2016, the IASB issued an amendment to IAS 7, Statement of cash flows, introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. The amendment is effective from January 1, 2017. The Company believes that the information already provided in note 13 will be sufficient to meet this new requirement.
The final version of IFRS 9, Financial Instruments ("IFRS 9"), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of an entity's own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. In addition, an entity's own credit risk changes can be applied early in isolation without otherwise changing the accounting for financial instruments. There are amendments to IFRS 7 which require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. The Company is currently assessing the impact, if any, that these new standards may have on the Company's consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this new standard is to provide a single, comprehensive revenue recognition framework for all contracts with customers to improve comparability of financial statements of companies globally. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to receive in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.
In November 2016, the IFRS Interpretations Committee issued an Interpretation on how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The Interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact, if any, which these amendments may have on the Company’s consolidated financial statements.
In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16"), which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining Whether an Arrangement Contains a Lease; Standard Interpretations Committee ("SIC") 15, Operating Leases - Incentives; and SIC 27, Evaluating the Substance of Transactions in the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact, if any, that this new standard may have on the Company's consolidated financial statements.

(19)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5 Deferred revenues related to licensing arrangements and co-development agreement
Zoptrex™ License Agreements
On July 1, 2016, the Company entered into a License Agreement with Cyntec Co., Ltd. ("Cyntec"), an affiliate of Orient EuroPharma Co., Ltd. ("OEP") for Zoptrex™ (zoptarelin doxorubicin) for the initial indication of endometrial cancer. Under the terms of the License Agreement, the Company was paid a non-refundable upfront cash payment (the "License Fee") in consideration for the license to Cyntec of the Company's intellectual property related to Zoptrex™ and the grant to Cyntec of the right to commercialize Zoptrex™ in a territory consisting of Taiwan and nine countries in southeast Asia (the "OEP Territory"). Cyntec has also agreed to make additional payments to the Company upon achieving certain pre-established regulatory and commercial milestones. Furthermore, the Company will receive royalties based on future net sales of Zoptrex™ in the OEP Territory. Cyntec will be responsible for the development, registration, reimbursement and commercialization of the product in the OEP Territory. The Company also entered into related Technology Transfer and Supply Agreements with another affiliate of OEP, pursuant to which the Company will transfer to such affiliate the technology necessary to permit the affiliate to manufacture finished Zoptrex™ using quantities of the active pharmaceutical agreement purchased from the Company pursuant to the Supply Agreement.
On December 1, 2014, the Company entered into a Master Collaboration Agreement, a Technology Transfer and Technical Assistance Agreement ("TTA") and a License Agreement with Sinopharm A-Think Pharmaceuticals Co., Ltd. ("Sinopharm") for the development, manufacture and commercialization of Zoptrex™ in all human uses, in the People's Republic of China, including Hong Kong and Macau (collectively, the "Sinopharm Territory"). Under the terms of the TTA, Sinopharm made a one-time, non-refundable payment (the "Transfer Fee") to the Company in consideration for the transfer of technical documentation and materials, know-how and technical assistance services. Additionally, pursuant to the License Agreement, the Company will be entitled to receive additional consideration upon achieving certain milestones, including the occurrence of certain regulatory and commercial events in the Sinopharm Territory. Furthermore, the Company will be entitled to royalties on future net sales of Zoptrex™ in the Sinopharm Territory.
The Company has substantial continuing involvement in the aforementioned arrangements, including the transfer of documentation, know-how and materials, as well as the provision of technical assistance, such as quality systems implementation, analytical and stability testing, territory-specific development initiatives, and other services.
The Company has applied the provisions of IAS 18, Revenue ("IAS 18"), and has determined that all deliverables and performance obligations contemplated by the agreements with Cyntec/OEP and Sinopharm should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreements with OEP and Sinopharm were entered into.
The Company has deferred the non-refundable License and Transfer Fees and is amortizing the related payment as revenue on a straight-line basis over the period during which the aforementioned services are rendered and obligations are performed.
In determining the period over which the License and Transfer Fee revenues are to be recognized, the Company concluded that its significant continuing involvement in the aforementioned agreements will span approximately until the end of December 2018. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, that would significantly change the duration of the Company's continuing involvement and performance obligations or benefits expected to be derived by OEP and Sinopharm.
Future milestone payments will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by OEP or Sinopharm, as per the LA.
Pursuant to the Sinopharm agreements, the Company was required to remit to the Chinese tax authorities $111,000 of the gross proceeds received from Sinopharm. This amount, which was withheld at source, was recognized as income tax expense in the consolidated statement of comprehensive loss, in 2014, in accordance with the provision of IAS 12, Income Taxes.

(20)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Ergomed agreement
On April 10, 2013, the Company entered into a co-development and revenue-sharing agreement ("CDRSA") with Ergomed Clinical Research Limited ("Ergomed"), pursuant to which Ergomed agreed to assist the Company in the clinical development program for Zoptrex™ for the purpose of maximizing the commercialization potential of Zoptrex™ with the ultimate aim of selling or licensing Zoptrex™. Concurrently with the execution of the CDRSA, the Company entered into a master services agreement ("MSA") with Ergomed for a Phase 3 clinical trial of Zoptrex™ in endometrial cancer, pursuant to which Ergomed provided clinical development services with respect to the co-development initiative referred to above.
Under the CDRSA, Ergomed will not charge the Company for 30% of the total costs of the Phase 3 clinical trial of Zoptrex™ up to a maximum of $10,000,000. As of December 31, 2016, the amount not charged by Ergomed totaled approximately $9,400,000. While Ergomed will not directly contribute any cash proceeds towards the completion of the activities contemplated by the CDRSA, Ergomed, as primary supplier of a substantial portion of Zoptrex™ related clinical and regulatory activities, will contribute to the overall funding of the initiative via the application of a 30% discount from the costs set forth in the MSA until the cumulative total of such reductions reaches a maximum of $10,000,000. Ergomed will be entitled to receive an agreed upon single-digit percentage of any future net income (as defined in the CDRSA) or other proceeds related to the licensing of Zoptrex™ in endometrial cancer indication, up to a specified maximum amount.
The Company recognizes R&D costs associated with the CDRSA and MSA net of the 30% discount, as services are rendered by Ergomed in the consolidated statement of comprehensive loss. During the years ended December 31, 2016, 2015 and 2014, the Company expensed a total of $4,435,929, $7,140,000, $7,195,000, respectively, pursuant to the CDRSA and MSA.
6 Cash and cash equivalents

	December 31,
	2016	2015
	$	$
Cash on hand and balances with banks	21,999	11,233
Interest-bearing deposits with maturities of three months or less	—	30,217
	21,999	41,450
7 Trade and other receivables

	December 31,
	2016	2015
	$	$
Trade accounts receivable	155	180
Value added tax	130	291
Other	80	127
	365	598

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8 Property, plant and equipment
Components of the Company's property, plant and equipment are summarized below.

	Cost
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2015	6,812	1,106	1,534	1,055	10,507
Additions	2	8	16	—	26
Disposals / Retirements	(2,108)	(1,021)	(719)	(962)	(4,810)
Impact of foreign exchange rate changes	(667)	(74)	(85)	(74)	(900)
At December 31, 2015	4,039	19	746	19	4,823
Additions	27	—	19	20	66
Disposals / Retirements	—	—	(3)	—	(3)
Impact of foreign exchange rate changes	(147)	—	(25)	(2)	(174)
At December 31, 2016	3,919	19	737	37	4,712

	Accumulated depreciation
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At January 1, 2015	6,313	1,087	1,448	862	9,710
Disposals / Retirements	(1,957)	(1,015)	(719)	(882)	(4,573)
Impairment loss*	—	—	—	70	70
Recurring depreciation expense	138	1	36	15	190
Impact of foreign exchange rate changes	(621)	(73)	(82)	(54)	(830)
At December 31, 2015	3,873	—	683	11	4,567
Disposals / Retirements	—	—	(2)	—	(2)
Recurring depreciation expense	70	2	36	4	112
Impact of foreign exchange rate changes	(144)	—	(25)	—	(169)
At December 31, 2016	3,799	2	692	15	4,508
_________________________

*	Related to R&D equipment impaired as a result of a restructuring (note 12 - Restructuring).

	Carrying amount
	Equipment	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
At December 31, 2015	166	19	63	8	256
At December 31, 2016	120	17	45	22	204
Depreciation of $112,000 ($260,000 in 2015 and $577,000 in 2014) is presented in the consolidated statement of comprehensive loss as follows: $80,000 ($231,000 in 2015 and $530,000 in 2014) in R&D costs, $11,000 ($13,000 in 2015 and $47,000 in 2014) in general and administrative ("G&A") expenses and $21,000 (16,000 in 2015 and nil in 2014) in selling expenses.

(22)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9 Identifiable intangible assets
Identifiable intangible assets with finite useful lives consist entirely of in-process R&D costs, patents and trademarks. Changes in the carrying value of the Company's identifiable intangible assets with finite useful lives are summarized below.

	Year ended December 31, 2016			Year ended December 31, 2015
	Cost	Accumulated amortization	Carrying value	Cost	Accumulated amortization	Carrying value
	$	$	$	$	$	$
Balances – Beginning of the year	31,151	(30,914)	237	35,032	(34,680)	352
Additions	5	—	5	—	—	—
Disposal/Retirements	—	—	—	(538)	538	—
Impairment loss*	—	(85)	(85)	—	—	—
Recurring amortization expense*	—	(83)	(83)	—	(81)	(81)
Impact of foreign exchange rate changes	(1,124)	1,120	(4)	(3,343)	3,309	(34)
Balances – End of the year	30,032	(29,962)	70	31,151	(30,914)	237
_________________
*Recorded as R&D costs in the consolidated statements of comprehensive loss.
10 Goodwill
The change in carrying value is as follows:

	Cost	Accumulated impairment loss	Carrying amount
	$	$	$
At January 1, 2015	8,687	—	8,687
Impact of foreign exchange rate changes	(851)	—	(851)
At December 31, 2015	7,836	—	7,836
Impact of foreign exchange rate changes	(283)	—	(283)
At December 31, 2016	7,553	—	7,553
11 Payables and accrued liabilities

	December 31,
	2016	2015
	$	$
Trade accounts payable	2,044	2,488
Accrued research and development costs	340	312
Salaries, employment taxes and benefits	156	256
Current portion of onerous contract provisions (note 14)	295	334
Other accrued liabilities	910	782
	3,745	4,172

(23)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12 Restructuring
On August 7, 2014, the Company's Nominating, Governance and Compensation Committee and Board of Directors approved a global resources optimization program (the "Resource Optimization Program"), which was rolled out as part of a strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization. As at December 31, 2016, the Resource Optimization Program was substantially complete.

On October 9, 2015, the Company's Board of Directors approved a plan to restructure the Company's finance and accounting operations and to close the Company's Quebec City office (the "Corporate Restructuring"). The Company transferred all functions performed by the five employees in its Quebec City office to other personnel. As of December 31, 2016, the Corporate Restructuring was complete.

The changes in the Company's provision for restructuring costs can be summarized as follows:

	Resource Optimization Program	Corporate Restructuring	Total
	$	$	$
At January 1, 2015	1,651	—	1,651
Provision recognized	—	1,244	1,244
Utilization of provision	(1,154)	(636)	(1,790)
Change in the provision	(265)	(47)	(312)
Impact of foreign exchange rate changes	(157)	(4)	(161)
At December 31, 2015	75	557	632
Less: non-current portion	(34)	—	(34)
	41	557	598

At December 31, 2015	75	557	632
Utilization of provision	(43)	(523)	(566)
Change in the provision	—	(8)	(8)
Impact of foreign exchange rate changes	1	(26)	(25)
At December 31, 2016	33	—	33
13 Warrant liability
The change in the Company's warrant liability can be summarized as follows:

	Years ended December 31,
	2016	2015	2014
	$	$	$
Balance – Beginning of the year	10,891	8,225	18,010
Share purchase warrants issued during the year (note 15)	400	28,678	8,487
Derecognition due to early expiry (note 15)	—	(5,865)	—
Share purchase warrants exercised during the year	—	(31,103)	—
Change in fair value of share purchase warrants	(4,437)	10,956	(18,272)
Balance - End of year	6,854	10,891	8,225
Less: current portion	—	(1,411)	—
Balance – End of the year	6,854	9,480	8,225

(24)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

A summary of the activity related to the Company's share purchase warrants is provided below.

	Years ended December 31,
	2016			2015				2014
	Number	Weighted average exercise price ($)		Number		Weighted average exercise price ($)		Number	Weighted average exercise price ($)
Balance – Beginning of the year	2,842,309	11.67		287,852		104.46		201,074	154.49	*
Issued (note 15)	945,000	4.70		3,076,956	**	6.28	*	88,000	—	*
Exercised	—	—		(298,088)		4.24	*	—	—
Expired (note 15)	(8,064)	4.23	*	(224,111)		66.90		(1,222)	750.00
Balance – End of the year	3,779,245	9.94		2,842,309		11.67		287,852	104.46
_________________________

*	As adjusted (note 15 - Share capital)
** 298,382 of which represent the Series B Warrants (see note 15 - Share capital), which were exercisable on an alternate cashless basis, as discussed below.
The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2016:

Exercise price ($)	Number	Weighted average remaining contractual life (years)
3.41	447,574	3.19
4.70	945,000	3.34
7.10	2,331,000	3.95
185.00	25,996	1.58
345.00	29,675	0.80
	3,779,245	3.67

(25)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all outstanding warrants outstanding as at December 31, 2016. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 21 - Financial instruments and financial risk management.

	Number of equivalent shares	Market-value per share price ($)	Weighted average exercise price ($)	Risk-free annual interest rate (a)	Expected volatility (b)	Expected life (years) (c)	Expected dividend yield (d)
October 2012 Investor Warrants	29,675	3.60	345.00	0.85%	55.98%	0.80	0.00%
July 2013 Warrants	25,996	3.60	185.00	1.05%	133.23%	1.58	0.00%
March 2015 Series A Warrants (e)	447,574	3.60	3.41	1.51%	117.06%	3.19	0.00%
December 2015 Warrants	2,331,000	3.60	7.10	1.68%	108.03%	3.95	0.00%
November 2016 Warrants (f)	945,000	3.60	4.70	1.15%	108.18%	1.90	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date, except for the November 2016 Warrants (see note (f) below).

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 15 - Share capital).

(f)
For the November 2016 Warrants, the Company estimated the fair value attributable to the warrants by applying probability to multiple Black-Scholes pricing models, to which the weighed average assumptions included in the table above were applied. In addition, the Company reduced fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model with similar assumptions as described above. (see description in note 15 - Share capital).

Series B Warrants
In addition to the availability of standard cashless exercise provisions, the Series B Warrants (defined and discussed in note 15 - Share capital) were entitled to be exercised on an alternate cashless basis in accordance with their terms. Such an exercise permitted the holder to obtain a number of common shares equal to: 200% of (i) the total number of common shares with respect to which the Series B Warrant was then being exercised multiplied by (ii) 81.00 divided by (iii) 85% of the quotient of (A) the sum of the per share volume weighted average price ("VWAP") of the common share for each of the five lowest trading days during the fifteen trading day period ending on and including the trading day immediately prior to the applicable Exercise Date, divided by (B) five, less (iv) the total number of common shares with respect to which the Series B Warrant is then being exercised.
Exercises of Series B Warrants on an alternate cashless basis resulted in the issuance of a substantially larger number of the Company's common shares than would have been otherwise issued following a standard cash or cashless exercise of the Series B Warrants.
Management has determined that, in light of the alternate cashless exercise feature and of actual Series B Warrant exercises since original issuance, application of the Black-Scholes option pricing model did not appropriately reflect the fair value of the Series B Warrants outstanding at a given statement of financial position date. Instead, management has determined that the application of an intrinsic valuation method is more representative of the market value of the Series B Warrants.

(26)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

On November 2, 2015, the Company announced that the holders (the "Participating Holders") of substantially all of the remaining outstanding Series B Warrants at that time had agreed to exercise all Series B Warrants held by them, at a maximum exercise ratio of approximately 33.23 common shares per warrant in accordance with the alternate cashless exercise feature in such Series B Warrants. We paid the Participating Holders a total of $2,925,653 pursuant to the aforementioned agreements.
The 8,064 Series B Warrants remaining on December 31, 2015 expired on September 12, 2016 without having been exercised.
14 Provisions and non-current liabilities

	December 31,
	2016	2015
	$	$
Onerous contract provisions (detailed below)	404	703
Non-current portion of provision for restructuring costs (note 12)	—	34
Other	97	98
	501	835

Onerous contract provisions

	Cetrotide® onerous contracts*	Onerous lease**	Total
	$	$	$
At January 1, 2015	998	338	1,336
Additional provision recognized	170	—	170
Utilization of provision	(278)	(108)	(386)
Unwinding of discount and effect of changes in the discount and foreign exchange rates	(87)	4	(83)
At December 31, 2015	803	234	1,037
Less: current portion (note 11)	(225)	(109)	(334)
	578	125	703

At December 31, 2015	803	234	1,037
Change in the provision	(24)	—	(24)
Utilization of provision	(196)	(113)	(309)
Unwinding of discount and effect of changes in the discount and foreign exchange rates	(9)	4	(5)
At December 31, 2016	574	125	699
Less: current portion (note 11)	(181)	(114)	(295)
	393	11	404
________________________

*	Recorded following the transfer of the Cetrotide® Business (discontinued operations).

**
Represents the present value of the future lease payments that the Company is obligated to make pursuant to a non-cancellable operating lease in the United States, net of estimated future sublease income. The estimate may vary as a result of changes in the utilization of the leased premises and of the sublease arrangement. The remaining term of the lease is approximately one year as at December 31, 2016.

(27)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15 Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Share consolidation
The 655,984,512 common shares issued and outstanding immediately prior to the Share Consolidation, which became legally effective on November 17, 2015, were consolidated into 6,559,846 common shares (the "Post-Consolidation Shares"). The Post-Consolidation Shares began trading on each of the TSX and NASDAQ at the opening of markets on November 20, 2015. The number of outstanding stock options and share purchase warrants were adjusted on the same basis with proportionate adjustments being made to each stock option and share purchase warrant exercise price.
All share, option and share purchase warrant and per share, option and share purchase warrant data have been retroactively adjusted in these consolidated financial statements to reflect and give effect to the Share Consolidation as if it occurred at the beginning of the earliest period presented.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
May 2014 ATM Program
On May 9, 2014, the Company entered into an ATM sales agreement (the "May 2014 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 140,187 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $15,000,000. The May 2014 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.
Between July 1, 2014 and December 31, 2014, the Company issued a total of 89,951common shares under the May 2014 ATM Program at an average price of approximately $136.00 per share for aggregate gross proceeds of approximately $12,200,000 less cash transaction costs of $305,430 and previously deferred transaction costs of $71,575.
April 2016 ATM Program
On April 1, 2016, the Company entered into an ATM sales agreement (the "April 2016 ATM Program"), under which the Company is able, at its discretion and from time to time, to sell up to 3 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to approximately $10 million. The ATM program provides that common shares are to be sold at market prices prevailing at the time of sale and, as a result, prices may vary. The shelf registration statement pursuant to which the April 2016 ATM Program was established expires on March 28, 2017.

Between April 1, 2016 and December 31, 2016, the Company issued a total of 889,298 common shares under the April 2016 ATM Program at an average price of approximately $3.89 per share for aggregate gross proceeds of approximately $3.5 million less cash transaction costs of approximately $107,000 and previously deferred transaction costs of approximately $130,000. Because of these issuances, the exercise price of the March 2015 Series A warrants was adjusted to $3.41 pursuant to the anti-dilution provisions contained in such warrants.
Public offerings
January 2014 Offering
On January 14, 2014, the Company completed a public offering (the "January 2014 Offering") of 110,000 units, at a purchase price of $120.00 per unit, with each unit consisting of one common share and 0.8 of a warrant to purchase a common share. The related warrants (the "January 2014 Warrants") represent the right to acquire an aggregate of 88,000 common shares, as discussed below.
Total gross cash proceeds raised through the January 2014 Offering amounted to $13,200,000, less cash transaction costs of approximately $1,034,000 and previously deferred transaction costs of $5,000.

(28)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company issued the January 2014 Warrants to the investors who participated in the January 2014 Offering. The exercise price of such warrants is $125.00 per share, subject to adjustment pursuant to certain anti-dilution provisions. These warrants were exercisable at any time during their five-year term and, upon complete exercise, would have resulted in the issuance of an aggregate of 88,000 common shares that would generate additional proceeds for an amount that would be determined based on the then adjusted exercise price.
The Company estimated the fair value attributable to the January 2014 Warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following assumptions were applied: a risk-free annual interest rate of 1.64%, an expected volatility of 102.31%, an expected life of 5 years and a dividend yield of 0.0%. As a result, the fair value of the share purchase warrants was estimated at $8,487,000.
Total gross proceeds of the January 2014 Offering were allocated as follows: $8,487,000 was allocated to Warrant liability, and the balance of $4,713,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $666,000 was allocated to the share purchase warrants and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive (loss) income, and an amount of $373,000 was allocated to Share capital.
In connection with the January 2014 Offering, the holders of warrants issued as part of a financing in November 2013 (the "November 2013 Warrants"), who participated in the January 2014 Offering agreed to waive certain anti-dilution provisions of such warrants solely in connection with the January 2014 Offering, and agreed to an adjustment of the exercise price of such warrants following the closing of the January 2014 Offering from their original exercise price of $160.00 per share to an exercise price equal to $125.00 per share. The exercise price of the November 2013 Warrants held by the sole holder who did not participate in the January 2014 Offering, was further reduced by $5.00 per share.
March 2015 Offering
On March 11, 2015, the Company completed a public offering of 596,775 units (the "Units"), with each Unit consisting of either one common share or one pre-funded warrant to purchase one common share ("Series C Warrant"), 0.75 of a warrant to purchase one common share ("Series A Warrant") and 0.50 of a warrant to purchase one common share ("Series B Warrant"), at a purchase price of $62.00 per Unit (the "March 2015 Offering").
Total gross cash proceeds raised through the March 2015 Offering amounted to $37,000,000, less cash transaction costs of approximately $2,560,000 and previously deferred transaction costs of $7,000.
The Series A Warrants were exercisable during a five-year term at an initial exercise price of $81.00 per share, and the Series B Warrants were exercisable during an 18-month term at an initial exercise price of $81.00 per share. The Series A Warrants are and the Series B Warrants were subject to certain anti-dilution provision and may at any time be exercised on a standard cashless basis and, in addition, the Series B Warrants were exercisable on an alternate net cashless basis. The exercise of Series B Warrants performed on an alternate net cashless basis resulted in the issuance of a substantially larger number of the Company's common shares than otherwise would be issued following a standard cash or cashless exercise. See also note 13 - Warrant liability. The remaining 8,064 Series B Warrants expired in September 2016.
Between May 26, 2015 and December 31, 2015, 290,318 of the Series B Warrants were exercised on an alternate cashless basis, resulting in the issuance of 5,670,118 common shares.
The Company estimated the fair value attributable to the Series A and Series B warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following assumptions were applied: Series A warrants: a risk-free annual interest rate of 1.59%, an expected volatility of 95.11%, an expected life of 5 years and a dividend yield of 0.0%; Series B warrants: a risk-free annual interest rate of 0.47%, an expected volatility of 97.34%, an expected life of 18 months and a dividend yield of 0.0%. As a result, on March 11, 2015, the total fair value of the share purchase warrants was estimated at $20,980,000.

(29)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Series C Warrants were offered in the March 2015 Offering to investors whose purchase of Units would have resulted in their beneficially owning more than an "initial beneficial ownership limitation" of either 4.9% or 9.9% of our common shares following the offering. The Series C Warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $62.00 per share, were fully exercised between March 23, 2015 and June 15, 2015. Total gross proceeds payable to the Company in connection with the exercise of the Series C Warrants were pre-funded by investors and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the Series C Warrants.
Total gross proceeds of the March 2015 Offering were allocated as follows: $20,980,000 was allocated to the warrant liability, $9,296,000 was allocated to pre-funded warrants, and the balance of $6,724,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $1,451,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $473,000 was allocated to Share capital and an amount of $643,000 was allocated to pre-funded warrants. Upon exercise of the Series C Warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.
In connection with the March 2015 Offering, the holders of 211,230 of the 219,000 then outstanding warrants issued by the Company in connection with public offerings completed in November 2013 and January 2014 entered into an amendment agreement that caused such previously issued warrants to expire and terminate. The Company made a cash payment in the aggregate amount of $5,703,000 out of the proceeds of the March 2015 Offering as consideration to the relevant warrantholders in exchange for the latter agreeing to the aforementioned amendment. Upon expiry of the warrants in question, the Company recognized a gain of $5,865,000 and derecognized the expired warrants. The gain on derecognition was recorded, net of the aforementioned amendment fee, within finance income in the accompanying condensed interim consolidated statement of comprehensive loss. For holders of the remaining 7,770 outstanding warrants issued by the Company in connection with the November 2013 and the January 2014 offerings who did not enter into a warrant amendment agreement, the exercise price of the corresponding warrants was reduced to $14.00 per share in accordance with the terms thereof.
December 2015 Offering
On December 14, 2015, the Company completed a public offering of 3,000,000 common shares at a purchase price of $5.54 per share and 2,100,000 warrants to purchase one common share at a purchase price of $0.01 per warrant (the "December 2015 Offering").
In connection with the December 2015 Offering, the Company granted the underwriter a 45-day over-allotment option to separately acquire up to an additional 330,000 common shares at the same purchase price of $5.54 per share and/or up to an additional 231,000 warrants at the same purchase price of $0.01 per warrants. The underwriter exercised its option in full with respect to the 231,000 warrants for market stabilization purposes but did not exercise any of its option in respect of common shares.
Total gross cash proceeds raised through the December 2015 Offering amounted to approximately $16,650,000, less cash transaction costs of approximately $1,638,000.
The warrants are exercisable for a period of five years at an exercise price of $7.10 per share. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 2,331,000 common shares that would generate additional proceeds for an amount of $16,550,100. However, those warrants may at any time be exercised on a "net" or "cashless" basis.
The Company estimated the fair value attributable to the warrants as of the date of grant by applying the Black-Scholes pricing model, to which the following assumptions were applied: a risk-free annual interest rate of 1.68%, an expected volatility of 107.57%, an expected life of 5 years and a dividend yield of 0.0%. As a result, on December 14, 2015, the total fair value of the share purchase warrants was estimated at $7,698,000.

(30)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Total gross proceeds of the December 2015 Offering were allocated as follows: $7,698,000 was allocated to the warrant liability and $8,952,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $757,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $881,000 was allocated to Share capital.
In connection with the December 2015 Offering and in accordance with the anti-dilution provisions, the exercise prices of the January 2014 and March 2015 Series A and Series B warrants were adjusted to $0.00 and $4.95, respectively. The remaining January 2014 Warrants were exercised on December 30, 2015 and no longer remain outstanding.
November 2016 Offering
On November 1, 2016, the Company completed a registered direct offering of 2,100,000 units (the "Units"), with each Unit consisting of one common share or one pre-funded warrant to purchase one common share and 0.45 of a warrant to purchase one common share (the "November 2016 Offering").

Total gross cash proceeds raised through the November 2016 Offering amounted to approximately $7.6 million, less cash transaction costs of approximately $1.0 million, and previously deferred transactions costs of approximately $27,000. The warrants are exercisable six months after their date of issuance and for a period of three years thereafter at an exercise price of $4.70 per share.

The warrants contain a call provision which provides that, in the event the Company’s common shares trade at or above $10.00 on the market during a specified measurement period and subject to a minimum volume of trading during such measurement period, then, subject to certain conditions, the Company has the right to call for cancellation all or any portion of the warrants which are not exercised by holders within 10 trading days following receipt of a call notice from the Company. Upon complete exercise for cash, these warrants would result in the issuance of an aggregate of 945,000 common shares that would generate additional proceeds of approximately $4.4 million, although these warrants may be exercised on a "net" or "cashless" basis. See also note 13-Warrant liability.

The Company estimated the fair value attributable to the warrants as of the date of grant by applying probability to multiple Black-Scholes pricing models, to which the following weighed average assumptions were applied: a risk-free annual interest rate of 0.63%, an expected volatility of 112.48%, an expected life of 1.63 years and a dividend yield of 0.0%. In addition, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model with similar assumptions as described above. As a result, on November 1, 2016, being the date of issuance, the total fair value of the share purchase warrants was estimated at $400,000.
The pre-funded warrants were offered in the November 2016 Offering to the investor because purchase of Units would have resulted in their beneficially owning more than an "initial beneficial ownership limitation" of 4.9% of our common shares following the offering. The pre-funded warrants, which were exercisable immediately upon issuance and for a period of five years at an exercise price of $3.60 per share, were fully exercised between November 10, 2016 and December 19, 2016. Total gross proceeds payable to the Company in connection with the exercise of the pre-funded warrants were pre-funded by the investor and therefore were included in the proceeds of the offering. No additional consideration was required to be paid to the Company upon exercise of the pre-funded warrants.
Total gross proceeds of the November 2016 Offering were allocated as follows: $400,000 was allocated to the warrant liability, $3,239,000 was allocated to the pre-funded warrants, and the balance of $3,921,000 was allocated to Share capital. Transaction costs were allocated to the liability and equity components in proportion to the allocation of proceeds. As such, an amount of $56,000 was allocated to the warrant liability and immediately recognized in general and administrative expenses in the consolidated statement of comprehensive loss, an amount of $544,000 was allocated to Share capital and an amount of $450,000 was allocated to pre-funded warrants. Upon exercise of the pre-funded warrants, the net proceeds initially allocated to the pre-funded warrants were re-allocated to Share capital.

(31)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share to be issued. The Rights Plan was approved, ratified and confirmed by the Company's shareholders at its annual meeting of shareholders held on May 10, 2016.
Stock options
The Company has in place a stock option plan (the "Stock Option Plan") for its directors, senior executives, employees and other collaborators who provide services to the Company. The total number of common shares that may be issued under the Stock Option Plan cannot exceed 11.4% of the total number of issued and outstanding common shares at any given time. The Company's Board of Directors amended the Stock Option Plan on March 20, 2014 and the Company's Shareholders approved, ratified and confirmed the Stock Option Plan on May 10, 2016.
Options granted under the Stock Option Plan prior to the 2014 amendment expire after a maximum period of ten years following the date of grant. Options granted after the 2014 amendment expire after a maximum period of seven years following the date of grant.
The following tables summarize the activity under the Stock Option Plan.

	Years ended December 31,
	2016		2015		2014
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the year	272,874	25.88	33,956	187.36	17,575	339.61
Granted	713,573	3.47	243,000	5.17	19,515	93.03
Forfeited	(10,034)	99.22	(4,082)	136.17	(3,134)	453.77
Cancelled	(9,874)	157.00	—	—	—	—
Balance – End of the year	966,539	7.23	272,874	25.88	33,956	187.36

	Years ended December 31,
	2016		2015		2014
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the year	3,787	845.46	4,909	1,010.40	6,484	1,290.50
Forfeited	(1,028)	967.63	(271)	923.20	(810)	748.53
Cancelled	(901)	758.00	—	—	—	—
Expired	—	—	(851)	1,772.17	(765)	3,661.77
Balance – End of the year	1,858	820.27	3,787	845.46	4,909	1,010.40

(32)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	US$ options outstanding as at December 31, 2016
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
3.45 to 3.47	611,075	6.93	3.45
3.48 to 4.19	102,498	6.54	3.57
4.20 to 40.29	234,000	5.97	4.58
40.30 to 114.00	10,325	5.04	86.15
114.01 to 2,178.00	8,641	5.09	295.77
	966,539	6.62	7.23

	US$ options exercisable as at December 31, 2016
Exercise price (US$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
4.20 to 40.29	78,004	5.97	4.58
40.30 to 114.00	7,818	5.12	88.62
114.01 to 2,178.00	7,925	5.13	310.88
	93,747	5.83	37.48

	CAN$ options outstanding and exercisable as at December 31, 2016
Exercise price (CAN$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAN$)
330.00 to 480.00	530	1.89	367.70
480.01 to 741.00	502	2.93	570.00
741.01 to 1,002.00	471	3.87	912.00
1,002.01 to 1,941.00	222	0.94	1,092.00
1,941.01 to 2,790.00	133	0.01	2,790.00
	1,858	2.43	820.27
As at December 31, 2016, the total compensation cost related to unvested US Dollar stock options not yet recognized amounted to $2,057,188 ($1,221,998 in 2015). This amount is expected to be recognized over a weighted average period of 1.71 years (1.70 years in 2015).
The Company settles stock options exercised through the issuance of new common shares as opposed to purchasing common shares on the market to settle stock option exercises.

(33)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value input assumptions for US dollar-denominated options granted
The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Years ended December 31,
		2016	2015
Expected dividend yield	(a)	0.0%	0.0%
Expected volatility	(b)	115.1%	110.5%
Risk-free annual interest rate	(c)	1.80%	1.79%
Expected life (years)	(d)	4.92	5.77
Weighted average share price		$3.47	$5.65
Weighted average exercise price		$3.47	$5.17
Weighted average grant date fair value		$2.80	$4.69
_________________________

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.
The Black-Scholes pricing models referred above use "Level 2" inputs in calculating fair value, as defined by IFRS 13, and as discussed in note 21 - Financial instruments and financial risk management.

(34)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16 Operating expenses
Components of the Company's operating expenses from continuing operations include the following:

	Years ended December 31,
	2016	2015	2014
	$	$	$
Key management personnel compensation(1)
Salaries and short-term employee benefits	2,430	2,957	2,405
Termination benefits (note 12)	—	843	439
Post-employment benefits	78	119	77
Share-based compensation costs	1,051	828	392
	3,559	4,747	3,313
Other employees compensation:
Salaries and short-term employee benefits	3,574	4,431	7,663
Termination benefits (note 12)	—	245	1,984
Post-employment benefits	500	511	832
Share-based compensation costs	31	91	105
	4,105	5,278	10,584
Goods and services(2)	21,217	21,429	19,016
Leasing costs, net of sublease receipts of $345 in 2016, $380 in 2015 and $344 in 2014(3)	1,131	1,452	1,802
Refundable tax credits and grants	—	(23)	(131)
Onerous contract expenses resulting from the Resource Optimization Program and from the Corporate Restructuring (note 12)	—	(202)	563
Transaction costs related to share purchase warrants	56	2,208	666
Depreciation and amortization	195	271	488
Impairment losses	85	70	390
Operating foreign exchange losses	39	199	715
	22,723	25,404	23,509
	30,387	35,429	37,406
_________________________

(1)	Key management includes the Company's directors and members of the executive management team.

(2)	Goods and services include third-party R&D costs, laboratory supplies, professional fees, contracted sales force costs, marketing services, insurance and travel expenses.

(3)	Leasing costs also include changes in the onerous lease provision (note 14 - Provisions and non-current liabilities), other than attributable to the unwinding of the discount.
Most of the employment agreements entered into between the Company and its executive officers include termination provisions, whereby the executive officers would be entitled to receive benefits that would be payable if the Company were to terminate the executive officers' employment without cause or if their employment is terminated following a change of control. Separation benefits generally are calculated based on an agreed-upon multiple of applicable base salary and incentive compensation and, in certain cases, other benefit amounts.

(35)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

17 Employee future benefits
The Company's subsidiary in Germany provides unfunded defined benefit pension plans and unfunded post-employment benefit plans for certain groups of employees. Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The unfunded defined benefit pension plans are final salary pension plans, which provide benefits to members (or to their surviving dependents) in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on the member’s length of service and on his or her base salary in the final years leading up to retirement. Current pensions vary in accordance with applicable statutory requirements, which foresee an adjustment every three years on an individual basis that is based on inflationary increases or in relation to salaries of comparable groups of active employees in the Company. An adjustment may be denied by the Company if the Company's financial situation does not allow for an increase in pensions. These plans are unfunded, and the Company meets benefit payment obligations as they fall due.
The change in the Company's accrued benefit obligations is summarized as follows:

	Pension benefit plans Years ended December 31,			Other benefit plans Years ended December 31,
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Balance – Beginning of year	12,375	14,619	14,646	281	433	762
Current service cost	87	103	176	13	14	24
Interest cost	282	260	476	—	8	25
Actuarial loss (gain) arising from changes in financial assumptions	1,479	(844)	1,833	—	(34)	(96)
Benefits paid	(399)	(410)	(411)	(60)	(97)	(210)
Impact of foreign exchange rate changes	(627)	(1,353)	(2,101)	(17)	(43)	(72)
Balance – End of year	13,197	12,375	14,619	217	281	433
Amounts recognized:
In comprehensive loss	(369)	(363)	(652)	(13)	12	47
In other comprehensive loss	(852)	2,197	268	17	43	72
The cumulative amount of actuarial net losses recognized in other comprehensive loss as at December 31, 2016 is approximately $4,971,000 (approximately $3,492,000 as at December 31, 2015 and approximately $4,336,000 as at December 31, 2014).
The significant actuarial assumptions applied to determine the Company's accrued benefit obligations are as follows:

	Pension benefit plans			Other benefit plans
	Years ended December 31,			Years ended December 31,
Actuarial assumptions	2016	2015	2014	2016	2015	2014
	%	%	%	%	%	%
Discount rate	1.60	2.40	2.00	1.60	2.40	2.00
Pension benefits increase	1.80	1.80	1.80	1.80	2.40	1.80
Rate of compensation increase	2.00	2.00	2.00	2.00	2.00	2.00

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Since January 1, 2016, management determined that the discount rate assumption should be adjusted from 2.4% to 1.6% as a result of changes in the European economic environment.

(36)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in Germany. These assumptions translate into an average remaining life expectancy in years for a pensioner retiring at age 65:

	2016	2015	2014
Retiring at the end of the reporting period:
Male	20	20	19
Female	24	24	23
Retiring 20 years after the end of the reporting period:
Male	22	22	22
Female	26	26	26
The most recent actuarial reports give effect to the pension and post-employment benefit obligations as at December 31, 2016. The next actuarial reports are planned for December 31, 2017.

In accordance with the assumptions used as at December 31, 2016, undiscounted defined pension benefits expected to be paid are as follows:

$
2017	420
2018	436
2019	455
2020	466
2021	471
Thereafter	15,165
17,413
The weighted average duration of the defined benefit obligation is 16.8 years.
Total expenses for the Company's defined contribution plan in its German subsidiary amounted to approximately $129,000 for the year ended December 31, 2016 ($159,000 for 2015 and $223,954 for 2014).

(37)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18 Supplemental disclosure of cash flow information

	Years ended December 31,
	2016	2015	2014
	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	228	270	(578)
Prepaid expenses and other current assets	(45)	(111)	(2,453)
Other non-current assets	(233)	58	(204)
Payables and accrued liabilities	(313)	(1,013)	1,732
Deferred revenues	555	—	1,101
Provision for restructuring costs (note 12)	(566)	(1,840)	(687)
Employee future benefits (note 17)	(459)	(507)	(621)
Provisions and other non-current liabilities	(231)	(252)	(163)
	(1,064)	(3,395)	(1,873)

During the year ended December 31, 2014, the Company paid approximately $111,000 in income taxes in the form of foreign jurisdiction withholding tax on payments received pursuant to the agreements entered into with Sinopharm, as discussed in note 5 - Deferred revenues related to licensing arrangements and co-development agreement.
19 Income taxes
Significant components of current and deferred income tax expense are as follows:

	Years ended December 31,
	2016	2015	2014
	$	$	$
Current tax expense	—	—	111
Deferred tax:
Origination and reversal of temporary differences	9,199	8,581	10,785
Adjustments in respect of prior years	36	—	5
Change in unrecognized tax assets	(9,235)	(8,581)	(10,790)
Income tax expense	—	—	111

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax expense is provided below:

	Years ended December 31,
	2016	2015	2014
Combined Canadian federal and provincial statutory income tax rate	26.9%	26.9%	26.9%

(38)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Years ended December 31,
	2016	2015	2014
	$	$	$
Income tax recovery based on combined statutory income tax rate	6,714	13,511	4,426
Change in unrecognized tax assets	(9,235)	(8,581)	(10,790)
Change in unrecognized tax assets related to OCI	436	(269)	585
Share issuance costs	224	—	—
Permanent difference attributable to the use of local currency for tax reporting	(30)	(1,297)	145
Change in enacted rates used	(16)	—	—
Permanent difference attributable to net change in fair value of warrant liability	1,194	(3,754)	4,408
Share-based compensation costs	(291)	(248)	(133)
Difference in statutory income tax rate of foreign subsidiaries	972	1,135	1,398
Permanent difference attributable to expiring loss carry forward	—	(563)	—
Foreign withholding tax	—	—	(111)
Adjustments in respect of prior years	36	—	5
Other	(4)	66	(44)
	—	—	(111)
Income tax expense in each of the years ended December 31, 2016 and December 31, 2015 was nil as compared to an income tax expense of $111,000 for the year ended December 31, 2014, which represents current taxation in the form of foreign jurisdiction tax withholdings on payments pursuant to the License Agreement entered into with Sinopharm (note 5 - Deferred revenues related to licensing arrangements and co-development agreement).
Deferred income tax assets are recognized to the extent that the realization of the related tax benefit through reversal of temporary differences and future taxable profits is probable.
Loss before income taxes
Loss before income taxes is attributable to the Company's tax jurisdictions as follows:

	Years ended December 31,
	2016	2015	2014
	$	$	$
Germany	(19,179)	(20,500)	(29,672)
Canada	(5,659)	(29,496)	12,867
United States	(121)	(232)	(271)
	(24,959)	(50,228)	(17,076)

(39)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Significant components of deferred tax assets and liabilities are as follows:

	As at December 31,
	2016	2015
	$	$
Deferred tax assets
Non-current:
Operating losses carried forward	1,009	1,355
Intangible assets	5,199	6,242
	6,208	7,597
Deferred tax liabilities
Current:
Payables and accrued liabilities	109	327
	109	327
Non-current:
Property, plant and equipment	7	9
Deferred revenues	5,658	6,868
Warrant liability	386	390
Other	48	3
	6,099	7,270
	6,208	7,597
Deferred tax assets (liabilities), net	—	—

Significant components of unrecognized deferred tax assets are as follows:

	December 31,
	2016	2015
	$	$
Deferred tax assets
Current:
Deferred revenues and other provisions	217	167
	217	167
Non-current:
Deferred Revenues	—	155
Operating losses carried forward	71,654	64,471
Research and development costs	9,195	9,207
Unused tax credits	8,019	7,977
Employee future benefits	2,275	1,919
Property, plant and equipment	175	219
Share issuance expenses	941	1,226
Onerous contract provisions	26	96
Intangible assets	189	190
Other	144	197
	92,618	85,657
Unrecognized deferred tax assets	92,835	85,824

(40)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As at December 31, 2016, amounts and expiry dates of tax attributes to be deferred for which no deferred tax asset was recognized were as follows:

	Canada
	Federal	Provincial
	$	$
2028	6,429	5,043
2029	4,791	4,773
2030	4,104	4,089
2031	1,753	1,737
2032	4,250	4,250
2033	3,721	3,721
2034	4,153	4,153
2035	9,752	9,786
2036	11,259	11,259
	50,212	48,811
The Company has estimated non-refundable R&D investment tax credits of approximately $8,019,000 which can be carried forward to reduce Canadian federal income taxes payable and which expire at dates ranging from 2018 to 2035. Furthermore, the Company has unrecognized tax assets in respect of operating losses to be carried forward in Germany and in the United States. The federal tax losses amount to approximately $184,386,000 in Germany, for which there is no expiry date, and to $1,340,000 in the United States, which expire as follows:

United States
$
2028	369
2029	178
2034	151
2035	447
2036	195
1,340
The operating loss carryforwards and the tax credits claimed are subject to review, and potential adjustment, by tax authorities. Other deductible temporary differences for which tax assets have not been booked are not subject to a time limit, except for share issuance expenses which are amortizable over five years.
20 Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements.
Over the past several years, the Company has raised capital via public equity offerings and drawdowns under various ATM sales programs as its primary source of liquidity, as discussed in note 15 - Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(41)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

21 Financial instruments and financial risk management
Financial assets (liabilities) as at December 31, 2016 and December 31, 2015 are presented below.

December 31, 2016	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 6)	21,999	—	—	21,999
Trade and other receivables (note 7)	235	—	—	235
Restricted cash equivalents	496	—	—	496
Payables and accrued liabilities (note 11)	—	—	(3,352)	(3,352)
Provision for restructuring costs (note 12)	—	—	(33)	—
Warrant liability (note 13)	—	(6,854)	—	(6,854)
Other non-current liabilities (note 14)	—	—	(98)	(98)
	22,730	(6,854)	(3,483)	12,393

December 31, 2015	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 6)	41,450	—	—	41,450
Trade and other receivables (note 7)	297	—	—	297
Restricted cash equivalents	255	—	—	255
Payables and accrued liabilities (note 11)	—	—	(3,837)	(3,837)
Provision for restructuring costs (note 12)	—	—	(625)	(625)
Warrant liability (note 13)	—	(10,891)	—	(10,891)
Other non-current liabilities (note 14)	—	—	(98)	(98)
	42,002	(10,891)	(4,560)	26,551
Fair value
The Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value, as defined in IFRS 13, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities, provision for restructuring costs and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

(42)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.
(a) Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the loans and receivables in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at December 31, 2016, trade accounts receivable for an amount of approximately $155,000 were with three counterparties, and no trade accounts receivable were past due and none were impaired.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 20 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
The Company expects to continue to incur operating expenses and may require significant capital to fulfill its future obligations in the absence of sufficient corresponding revenues. The Company's ability to continue future operations until and beyond December 31, 2017 and to fund its activities is dependent on its ability to secure additional financings, which may be completed in a number of ways, including but not limited to licensing arrangements, partnerships, promotional arrangements, the issuance of securities, which could include using any then available "at-the-market" equity issuance program and other financing activities. Management will pursue such additional sources of financing when required, and while the Company has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available or on terms acceptable to the Company. See note 1 - Summary of business, going concern, reporting entity and basis of preparation for further details.

(43)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c) Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ, has ranged from $2.67 to $4.94 during the year ended December 31, 2016.
If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net loss related to the warrant liability held at December 31, 2016 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	6,854	2,656	(2,448)
Total impact on net loss – decrease / (increase)		2,656	(2,448)
22 Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.
Geographical information
Revenues by geographical area are detailed as follows:

	Years ended December 31,
	2016	2015	2014
	$	$	$
United States	410	217	6
China	249	302	—
Singapore	101	—	—
British Virgin Islands	100	—	—
Switzerland	—	312	956
Other	51	45	86
	911	876	1,048
Amounts presented:
Within discontinued operations	—	331	1,037
Within continuing operations	911	545	11
	911	876	1,048
Revenues have been allocated to geographic regions based on the country of residence of the Company's external customers or licensees.

(44)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Non-current assets* by geographical area are detailed as follows:

	December 31,
	2016	2015
	$	$
Germany	7,793	8,280
United States	2	—
Canada	32	49
	7,827	8,329
_______________________________

*	Non-current assets include property, plant and equipment, identifiable intangible assets and goodwill.
Major customers representing 10% or more of the Company's revenues in each of the last three years are as follows:

	Years ended December 31,
	2016	2015	2014
	$	$	$
Company 1*	—	312	956
Company 2	20	217	—
Company 3	249	302	—
Company 4	222	—	—
Company 5	167	—	—
Company 6	101	—	—
Company 7	100	—	—
_______________________________

*	Related to Cetrotide® (discontinued operations).

(45)

Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

23 Net loss per share
The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Years ended December 31,
	2016	2015	2014
	$	$	$
Net loss from continuing operations	(24,959)	(50,228)	(17,187)
Net income from discontinued operations	—	85	623
Net loss	(24,959)	(50,143)	(16,564)
Basic weighted average number of shares outstanding	10,348,879	2,763,603	590,247
Dilutive effect of stock options *	—	5,094	—
Dilutive effect of share purchase warrants *	316,270	655,639	—
Diluted weighted average number of shares outstanding *	10,665,149	3,424,336	590,247
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares
Stock options	968,397	36,661	23,242
Warrants (number of equivalent shares)	3,331,671	55,671	287,852
* Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus existing stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

24 Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at December 31, 2016 are as follows:

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	1,341	(351)	2,891
1 - 3 years	2,012	(151)	83
4 - 5 years	1,101	—	—
Total	4,454	(502)	2,974
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No contingent liabilities have been accrued as at December 31, 2016 or 2015.
Class Action Lawsuit
The Company and certain of its current and former officers are defendants in a putative class-action lawsuit brought on behalf of shareholders of the Company. The pending lawsuit is the result of the consolidation of several lawsuits, the first of which was filed on November 11, 2014. The plaintiffs filed their amended consolidated complaint on April 10, 2015. The amended complaint alleged violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ and the prospects for the approval of the Company's new drug application for the product by the FDA. The plaintiffs seek to represent a class comprised of purchasers of the Company's common shares during the Class Period and seek unspecified damages, costs and expenses and such other relief as determined by the Court.
On September 14, 2015, the Court dismissed the lawsuit, but granted the plaintiffs leave to amend. In dismissing the lawsuit, the Court affirmed that the plaintiffs had failed to state a claim. On October 14, 2015, the plaintiffs filed a second amended complaint. The Company subsequently filed a motion to dismiss the second amended complaint. On March 2, 2016, the Court issued an order granting the Company's motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of the Company's current and former officers from the lawsuit. The Court allowed the claim that the Company omitted material facts from its public statements during the Class Period to proceed against the Company and its former CEO, who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for "controlling person" liability to proceed against certain current and former officers.
The Company filed a motion for reconsideration of the Court’s March 2, 2016 order on March 16, 2016 and filed an answer to the second amended complaint on April 6, 2016. On June 30, 2016, the Court issued an order denying the Company's motion for reconsideration. As a result, the lawsuit will proceed to the class certification phase and the discovery process has commenced.

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Aeterna Zentaris Inc.
Notes to Consolidated Financial Statements
As at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them. During the second quarter of 2016, the Company exceeded the deductible amount applicable to this claim. Therefore, the Company believes that the insurers will bear most of the costs for the Company's defense in future periods, subject to the Company's policy limits.
While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company's financial condition, results of operations, liquidity and cash flows.
25 Subsequent events
On January 4, 2017, the Company announced that the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of growth hormone deficiency in adults ("AGHD"), using the "Insulin Tolerance Test" (the "ITT") as a comparator. Based on an analysis of top-line data, macimorelin did not achieve equivalence to the ITT as a means of diagnosing AGHD. Under the study protocol, the evaluation of AGHD with Macrilen™ would be considered successful, if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement. However, on February 13, 2017, the Company announced that, following a comprehensive review of data obtained from the confirmatory Phase 3 clinical trial, it concluded that Macrilen™ has demonstrated performance supportive of achieving FDA registration and that the Company intends to pursue registration. The announcement set forth the facts on which the Company's conclusion was based. The Company will meet with the FDA at the end of March 2017 to discuss this position.
On January 30, 2017, the Company announced the occurrence of the 384th death in the pivotal Phase 3 study for Zoptrex™ in women with advanced, recurrent or metastatic endometrial cancer, representing the clinical endpoint of the study. The Company currently expects to lock the clinical database and to report top-line results in April 2017.

Subsequent to December 31, 2016, the Company issued an additional 555,068 common shares under the April 2016 ATM Program at an average price of approximately $3.20 per share for gross proceeds of approximately $1.8 million.

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